

September 11, 2012

Via E-mail
Ms. Marliss D. Johnson
Executive Vice President and Chief Financial Officer
Ampco-Pittsburgh Corporation
600 Grant Street, Suite 4600
Pittsburgh, PA 15219

> **Re:** **Ampco-Pittsburgh Corporation**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed March 15, 2012**
> **Form 10-Q for the quarterly period ended June 30, 2012**
> **Filed August 9, 2012**
> **File No. 001-00898**

Dear Ms. Johnson:

We have reviewed your response dated August 27, 2012 and have the following comments.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Financial Statements

Note 17. Asbestos Insurance, page 49

1. Please clarify for us the specific nature of the claims that are included in the $77.5 million of receivables that you expect to recover under excess insurance policies that are the subject of the declaratory judgment action. For example, tell us what claims fall under the Coverage Arrangement versus the excess insurance policies. Please also tell us the average age of the $77.5 million receivables and whether any amounts have been collected from the excess insurance carriers.

2. We note from your response to our prior comment 1 that you have not tendered to any of the defendant insurers any asbestos claims. However, in your response to comment 1 to our letter dated July 18, 2012, you indicated that one of the primary considerations in determining that the payments were probable and appropriately recorded as receivables was that none of the excess insurance carriers that are parties in the litigation have denied coverage. Please clarify for us how you were able to conclude that the excess insurance carriers have not denied coverage when, based upon your response, it appears you have not submitted any claims to them.

3. In this regard, we see from your response that the insurance companies have filed answers in the declaratory judgment action denying that you are entitled to the relief sought in the declaratory judgment and raised a number of affirmative defenses to coverage. Please tell us the status of these matters and clarify how this was considered in your determination that collection of the insurance receivables is probable.

Form 10-Q for the quarterly period ended June 30, 2012

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations for the Three and Six Months Ended June 30, 2012 and 2011, page 17

4. We note that your revenues in the six months ended June 30, 2012 decreased by approximately 22% as compared to the corresponding period in 2011. We also note your discussion that the decrease is related to both changes in product mix and the volume of shipments. In future filings, to the extent reasonably possible, please quantify and further discuss the effect of each material factor contributing to the change. For further guidance, please refer to Item 303 and the related instructions in Regulations S-K as well as SEC Interpretive Release No. 33-8350.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3676 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief